PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Acasti Pharma completes offer to exchange outstanding Neptune Technologies dividend notes

Laval, Québec, CANADA – October 21, 2008 – Acasti Pharma Inc., a pharmaceutical subsidiary of Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) today announced that it has acquired a majority of the 9,380,355 non-convertible notes issued by Neptune on August 11, 2008 in payment of the dividend declared July 17, 2008. Acasti Pharma offered to acquire the notes in exchange for the issuance by Acasti Pharma of up to 9,380,355 units, each unit comprised of one Class A share of Acasti Pharma and one warrant to purchase one Class A share of Acasti Pharma, exercisable at a price of $0.40 and expiring in two years ("the Exchange"). To complete the Exchange, Neptune will also transfer to eligible Neptune option holders Acasti Pharma warrants at the same exercise price of $0.40 expiring in two years.

The Exchange was approved by the shareholders of Neptune at the annual and special meeting of Neptune shareholders on September 25, 2008 and by the TSX Venture Exchange. Neptune will not receive any consideration for the Exchange. There is presently no market for the shares or warrants of Acasti Pharma, nor will there be following the Exchange.

About Acasti Pharma
Acasti Pharma’s product portfolio of proprietary novel long-chain omega-3 phospholipids are sourced from sustainable abundant marine biomass including Antarctic krill (Euphausia superba). Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and play, as such, an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions.

About Neptune Technologies
Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical and pharmaceutical applications and is carrying out clinical research to show the therapeutic benefits in various medical indications. The Company patents and protects its innovations and continuously expands its intellectual property portfolio. Neptune has already obtained many regulatory approvals allowing commercialization of its products in various geographic markets and has filed for and is expecting additional approvals. Neptune continues to strongly support its strategic development plan to form partnership with worldwide leaders in the nutraceutical industries. Neptune signed agreements with Nestlé and Yoplait, worldwide leading food manufacturers, and paved its entrance into the global functional food market.

Neither NASDAQ nor TSX venture exchange accepts responsibility for the adequacy or accuracy of this press release.

Neptune Technologies and Acasti Pharma Contact:
Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

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